The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.
Subject to completion dated November 18, 2005.
Filed pursuant to Rule 424(b)(3)
Registration No. 333-124095
PRELIMINARY PRICING SUPPLEMENT NO. 7 dated [●], 2005
to Prospectus Supplement and Prospectus dated July 1, 2005
EKSPORTFINANS ASA
Medium-Term Notes Due Nine Months or More From the Date of Issue
10.00% Step-up Auto-Callable Securities (ACeS)
linked to the performance of Home Depot Inc.
         This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated July 1, 2005 for a description of the specific terms and conditions of this particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$[ ● ]

Face Amount of each note:	$1,000.00

CUSIP No.:	28264QBC7

Common Code:	023606178

ISIN:	US28264QBC78

	Issue price to		Discounts and
	public		commissions		Proceeds to us

Per note:	$	[ ● ]	$	[ ● ]	$	[ ● ]
Total:	$	[ ● ]	$	[ ● ]	$	[ ● ]

Agents:	Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005 Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB

The agents may make sales through their affiliates or selling agents.

Agents acting in the capacity as:	Principal

Trade Date:	[December 16, 2005]

Original Issue Date:	[December 21, 2005]

Maturity Date:	[December 23, 2008], subject to adjustment in the event of a Market Disruption Event on the final Determination Date, in which case the Maturity Date will be the fifth Business Day following the final Determination Date, as so postponed.

Asset linked note:	Yes. The notes are linked to the common stock of Home Depot Inc. (Home Depot) (ISIN: US4370761029; NYSE symbol: HD) (the Reference Shares). See “The Reference Shares” below for further information regarding the Reference Shares.

Redemption Amount:	If the notes are redeemed in connection with an Automatic Redemption, the Redemption Amount will be the Automatic Redemption Amount, as defined below.

If no Automatic Redemption has occurred, the Redemption Amount you will be entitled to receive on the Maturity Date in respect of each note that you hold will be:

• a cash payment of $1,000.00 (100.00% of the Face Amount) if (a) the Final Reference Level on the final Determination Date is equal to the Initial Reference Level or (b) the Final Reference Level on the final Determination Date is less than the Initial Reference Level and the Reference Shares never traded at or below the Knock-In Level at any time during regular business hours of the Relevant Exchange on any Trading Day during the period from the Trade Date up to and including the final Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, or

• a number of Reference Shares equal to the Share Redemption Amount, as defined below, if the Final Reference Level on the final Determination Date is less than the Initial Reference Level and the Knock-In Level Trigger has occurred, subject to the effect of any Settlement Disruption Event, as defined below.

Initial Reference Level:	$[ ● ], the official closing price per Reference Share quoted by the Relevant Exchange, as determined by the calculation agent in its sole discretion on the Trade Date.

Final Reference Level:	The official closing price per Reference Share quoted by the Relevant Exchange, as determined by the calculation agent in its sole discretion on the relevant Determination Date.

Knock-In Level:	$[ ● ], which is 80.00% of the Initial Reference Level.

Share Redemption Amount:	[ ● ] Reference Shares per note that you hold, which number of shares is equal to the $1,000.00 Face Amount of the note divided by the Initial Reference Level.

You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level.

Determination Dates:	[December 18], 2006, [December 17], 2007, and [December 16], 2008, unless any such day is not a Trading Day, in which case such Determination Date will be the next day that is a Trading Day. In each case, however, if a Market Disruption Event occurs or is continuing on a Determination Date, then that Determination Date will be postponed to the next Trading Day on which a Market

Disruption Event is not in effect, but in no event will a Determination Date be postponed by more than five Trading Days. If a Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Determination Date. If the calculation agent determines that the Final Reference Level is not available on a Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Reference Level by determining in its sole discretion the price of the Reference Shares that would have prevailed but for the occurrence of a Market Disruption Event as of that fifth Trading Day, having regard to the then prevailing market conditions, the last reported, published or traded price of the Reference Shares and other such factors as the calculation agent in its sole discretion considers relevant.

Automatic Redemption:	If the Final Reference Level on any of the Determination Dates is greater than the Initial Reference Level, we will redeem all the notes for the Automatic Redemption Amount on the Automatic Redemption Date.

Automatic Redemption Amount:	The Automatic Redemption Amount per note will be a cash payment equal to:

• $1,100.00 (representing a 10.00% increase above the Face Amount), if Automatic Redemption occurs in 2006,

• $1,200.00 (representing a 20.00% increase above the Face Amount), if Automatic Redemption occurs in 2007, or

• $1,300.00 (representing a 30.00% increase above the Face Amount), if Automatic Redemption occurs in 2008.

Automatic Redemption Date:	Five Business Days following a Determination Date on which Automatic Redemption is triggered.

Relevant Exchange:	The primary organized U.S. securities exchange or trading market for the Reference Shares as determined by the calculation agent in its sole discretion. The Relevant Exchange at the Trade Date is the New York Stock Exchange (NYSE).

Market Disruption Event:	Any of the following will be a Market Disruption Event:

• the occurrence or existence (as determined by the calculation agent in its sole discretion) on any Trading Day at any time during the one-half hour period prior to the scheduled closing time of the Relevant Exchange of

(a) any suspension of, limitation imposed on or impairment occurring with respect to, (1) trading in the Reference Shares on the Relevant Exchange or any other exchange on which the Reference Shares are listed or quoted or (2) trading in any options or futures contracts on or relating to the Reference Shares on any exchange on which those contracts are traded, in either case whether by reason of movements in price exceeding limits permitted by that exchange or quotation system or otherwise, or

(b) any event that disrupts the ability of market participants in general to effect transactions in the Reference Shares on the Relevant Exchange or in options or futures contracts on or relating to the Reference Shares on any exchange on which those contracts are traded. Such disruptions may include, but are not limited to (1) the temporary closure and re-opening of that exchange, (2) a systems failure of the trading, communications and connectivity systems to that exchange and (3) a relocation of trading of the Reference Shares from the Relevant Exchange to another exchange or quotation system, or

• the closure on any Trading Day of the Relevant Exchange, or any exchange or quotation system on which options or futures contracts on or relating to the Reference Shares are traded, prior to its scheduled closing time if the calculation agent in its sole discretion determines that that earlier closing has an effect on the trading market for the Reference Shares (or for options or futures contracts on or relating to the Reference Shares). For this purpose, a “scheduled closing time” is any regular weekday closing time or any other closing time announced by the exchange if such closing time is announced not less than one hour before the regular weekday closing time of the that exchange or quotation system, or

• a general moratorium is declared in respect of banking activities in the country of incorporation of the issuer of the Reference Shares,

and, in the determination of the calculation agent in its sole discretion, any of the foregoing is material. In determining what is “material” the calculation agent may have regard to such circumstances as it in its sole discretion deems appropriate, including any hedging arrangements we, the agents or any of their affiliates may have in relation to the notes.

A limitation on the hours and number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or quotation system, but a limitation on trading imposed during the course of the day by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or quotation system may, if determined by the calculation agent in its sole discretion to be material, constitute a Market Disruption Event.

The calculation agent will as soon as practicable notify us, The Bank of New York, as trustee for the notes, the Depository Trust Company and Deutsche Bank Securities Inc. of the occurrence of a Market Disruption Event on any day that, but for the occurrence of a Market Disruption Event, would have been the Determination Date.

Settlement Disruption Event:	A Settlement Disruption Event is an event beyond our reasonable control, including but not limited to the non-delivery by Deutsche Bank AG London under a hedge agreement entered into by us and relating to the notes, as a result of which we cannot in a commercially reasonable manner procure delivery of the Reference Shares to the noteholders as otherwise required by the terms of the notes.

If the calculation agent determines in its sole discretion that a Settlement Disruption Event has occurred or is continuing on the Maturity Date, then any required delivery of Reference Shares will be postponed to the next date on which no Settlement Disruption Event is in effect, so long as that date occurs within the 60 Business Days immediately following the Maturity Date. If no such date on which a Settlement Disruption Event is not in effect has occurred by the close of business on the 59th Business Day immediately following the Maturity Date, then the calculation agent will determine in its sole discretion on the 60th Business Day whether or not the Reference Shares can be delivered in any other commercially reasonable manner on a date within a reasonable period (the Delivery Date) and notify the delivery agent of that determination.

• If that determination is affirmative, the delivery agent on our behalf will deliver the Reference Shares to noteholders in the manner so determined by the calculation agent on the Delivery Date, or

• If that determination is negative, we will, in lieu of delivering the Reference Shares in respect of the notes, redeem all notes by paying pro rata to the noteholders a cash amount which the calculation agent determines in its sole discretion is equal to the fair market value of the Reference Shares otherwise deliverable as of the date on which the calculation agent notifies the delivery agent of its determination less the cost to us of unwinding or amending any related underlying hedging arrangements. In that case, the redemption will be made on a date determined by the calculation agent to be within a reasonable period.

No noteholder will be entitled to any additional payment, whether of interest or otherwise, on the notes in the event that we deliver Reference Shares after the Maturity Date following a Settlement Disruption Event or redeem the notes in accordance with these provisions, and we will have no liability in respect thereof.

Furthermore, if on the final Determination Date the calculation agent determines in its sole discretion that the market for the Reference Shares is so illiquid that we cannot deliver the requisite number of the Reference Shares to the noteholders on the Delivery Date, we will, in lieu of delivering the Reference Shares in respect of the notes, redeem all notes on the Maturity Date by paying pro rata to the noteholders a cash amount which the calculation agent determines in its sole discretion is equal to the fair economic value of the Reference Shares otherwise deliverable as of the Determination Date taking such illiquidity into consideration. The calculation agent will as soon as reasonably practicable notify us, The Bank of New York and Deutsche Bank Securities Inc. explaining the relevant matters.

Adjustment Events:	An Adjustment Event will be any of the following: Potential Adjustment Event, Merger Event, Delisting, Nationalization or Insolvency, each as defined below.

Potential Adjustment Event

Any of the following will be a Potential Adjustment Event:

• a subdivision, consolidation or reclassification of the Reference Shares (unless a Merger Event, as defined below) or a free distribution or dividend of Reference Shares to existing holders by way of bonus, capitalization or similar issue,

• a distribution or dividend to existing holders of Reference Shares of (a) Reference Shares, (b) other share capital or securities granting the right to payment of dividends or the proceeds of liquidation of the issuer of the Reference Shares equally or proportionately with such payments to holders of Reference Shares, (c) share capital or other securities of another issuer acquired by the issuer of the Reference Shares as a result of a “spin-off” or other similar transaction or (d) any other type of securities, rights or warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the calculation agent in its sole discretion,

• an extraordinary dividend,

• a call by the issuer of the Reference Shares in respect of Reference Shares that are not fully paid,

• a repurchase by or on behalf of the issuer of the Reference Shares or any of its subsidiaries of Reference Shares, whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise,

• in respect of the issuer of the Reference Shares, an event that results in any shareholder rights being distributed or becoming separated from the shares of common stock or other shares of the capital stock of the issuer of the Reference Shares pursuant to a shareholder rights plan or arrangement directed against hostile takeovers that provides upon the occurrence of certain events for a distribution of preferred stock, warrants, debt instruments or stock rights at a price below their market value, as determined by the calculation agent in its sole discretion, provided that any adjustment effected as a result of such an event shall be readjusted upon any redemption of such rights,

• the occurrence of a tender offer by any entity or person to purchase more than 10% but less than 50% of the outstanding voting shares of any class of shares of the issuer of the Reference Shares, as determined by the calculation agent in its sole discretion based upon filings with governmental agencies or the nature and term of the tender offer, and

• any other event that may have, in the opinion of the calculation agent in its sole discretion, a dilutive or concentrative or other effect on the theoretical value of the Reference Shares.

Following the declaration by the issuer of the Reference Shares of the terms of any Potential Adjustment Event, the calculation agent will determine in its sole discretion whether that Potential Adjustment

Event has a dilutive or concentrative or other effect on the theoretical value of the Reference Shares and, if so, will:

• make the corresponding adjustment, if any, to any one or more of the Initial Reference Level, Knock-In Level or Share Redemption Amount, as applicable, as the calculation agent in its sole discretion determines appropriate to account for that dilutive or concentrative or other effect, and

• determine the effective date of that adjustment.

The calculation agent may, but need not, determine the appropriate adjustment by reference to the adjustment in respect of that Potential Adjustment Event made by an exchange or quotation system to options contracts or futures contracts on the Reference Shares traded on that exchange or quotation system.

Upon making any such adjustment, the calculation agent will as soon as practicable notify us, The Bank of New York as Trustee and Deutsche Bank Securities Inc. stating the adjustment made to the Initial Reference Level, Knock-In Level or Share Redemption Amount, as applicable, and giving brief details of the Potential Adjustment Event.

Merger Event

Merger Event means, in relation to the Reference Shares, any:

• reclassification of or change to the Reference Shares that results in a transfer of or an irrevocable commitment to transfer all holdings of outstanding Reference Shares,

• consolidation, amalgamation or merger of the issuer of the Reference Shares with or into another entity other than a consolidation, amalgamation or merger in which the issuer of the Reference Shares is the continuing entity and which does not result in a reclassification of or change to the Reference Shares, or

• other takeover offer for the issuer of the Reference Shares that results in a transfer of or an irrevocable commitment to transfer all the Reference Shares (other than holdings of Reference Shares owned or controlled by the offeror), in each case if the Merger Date is on or before the Determination Date.

In respect of each Merger Event, the following terms have the meanings given below:

• Merger Date means the date upon which all holders of the Reference Shares (other than, in the case of a takeover offer, holdings of Reference Shares owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their holdings of Reference Shares.

• Share-for-Share means that the consideration for the Reference Shares consists or, at the option of the holder of the Reference Shares, may consist, solely of common shares of the offeror or of a third party other than Reference Shares (New Shares) issued in connection with the merger,

• Share-for-Other means that the consideration for the Reference Shares consists solely of cash or any securities other than New Shares or assets, whether those of the offeror or of a third party, and

• Share-for-Combined means that the consideration for the Reference Shares consists of cash or any securities, including New Shares, or assets, whether those of the offeror or of a third party.

If a Share-for-Share Merger Event or a Share-for-Combined Merger Event occurs in relation to the Reference Shares and the issuer of the New Shares is not the issuer of the Reference Shares, then, on or after the relevant Merger Date, the calculation agent in its sole discretion will redefine the Reference Shares to include the relevant quantity of the New Shares to which a holder of Reference Shares immediately prior to the occurrence of the Merger Event would be entitled upon consummation of the Merger Event, whereupon:

• the New Shares will be deemed to be the Reference Shares,

• the calculation agent in its sole discretion will adjust the Initial Reference Level for the New Shares so that the ratio of the Spot Price (as defined below) of the New Shares to the Initial Reference Level of the New Shares equals the ratio of the Spot Price for the Reference Shares to the Initial Reference Level for the Reference Shares immediately prior to the occurrence of the Merger Event, and

• if necessary, the calculation agent in its sole discretion will adjust any other relevant terms accordingly.

Spot Price means:

• in relation to the Reference Shares, the last official reported price for the Reference Shares on the Relevant Exchange, as determined by or on behalf of the calculation agent in its sole discretion, immediately prior to the relevant Delisting, Merger Event, Nationalization or Insolvency, and

• in relation to a Replacement Share or a New Share, the official closing price for those shares on their primary market of trading, as determined by the calculation agent in its sole discretion, on the first Trading Day following the relevant Delisting, Merger Event, Nationalization or Insolvency.

If a Share-for-Other Merger Event, a Share-for-Share Merger Event or a Share-for-Combined Merger Event where the issuer of the New Shares is the issuer of the Reference Shares occurs in relation to the Reference Shares, then, on or after the relevant Merger Date, the calculation agent in its sole discretion will adjust the Reference Shares by substituting the Reference Shares with other shares selected by the calculation agent in its sole discretion (the Replacement Shares) upon consummation of the Merger Event, whereupon:

• the Replacement Shares will be deemed to be the Reference Shares,

• the calculation agent in its sole discretion will adjust the Initial Reference Level for the Replacement Shares so that the ratio of the

Spot Price of the Replacement Shares to the Initial Reference Level of the Replacement Shares equals the ratio of the Spot Price for the Reference Shares to the Initial Reference Level for the Reference Shares immediately prior to the occurrence of the Merger Event, and

• if necessary, the calculation agent in its sole discretion will adjust any other relevant terms accordingly.

Delisting, Nationalization or Insolvency

Delisting means, in relation to the Reference Shares, that the Reference Shares cease, for any reason, to be listed on the Relevant Exchange and, as of the date of delisting, are not listed on another recognized exchange or quotation system acceptable to the calculation agent in its sole discretion.

Nationalization means that all the Reference Shares or all or substantially all the assets of the issuer of the Reference Shares are nationalized, expropriated or are otherwise required to be transferred to any governmental agency, authority, entity or instrumentality thereof.

Insolvency means, in relation to the Reference Shares, that, by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting the issuer of the Reference Shares, (a) all holdings of the Reference Shares are required to be transferred to a trustee, liquidator or other similar official or (b) holdings of the Reference Shares become subject to a legal prohibition on their transfer.

If a Delisting, Nationalization or Insolvency occurs in relation to the Reference Shares, the calculation agent in its sole discretion will substitute the Reference Shares with Replacement Shares on the effective date of that event, whereupon:

• the Replacement Shares will be deemed to be the Reference Shares,

• the calculation agent in its sole discretion will adjust the Initial Reference Level for the Replacement Shares so that the ratio of the Spot Price of the Replacement Shares to the Initial Reference Level of the Replacement Shares equals the ratio of the Spot Price for the Reference Shares to the Initial Reference Level for the Reference Shares immediately prior to the occurrence of that event, and

• if necessary, the calculation agent in its sole discretion will adjust any other relevant terms accordingly.

Upon the occurrence of a Merger Event, Delisting, Nationalization or Insolvency, the calculation agent will as soon as practicable notify us, The Bank of New York and Deutsche Bank Securities Inc. of the occurrence of the Merger Event, Delisting, Nationalization or Insolvency, as the case may be, giving details thereof and the action proposed to be taken in relation thereto.

Calculation agent:	Deutsche Bank AG London

Exchangeable:	In certain circumstances, the notes will be exchanged on the Maturity Date for a specified number of Reference Shares. See “Redemption Amount” above.

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London or New York.

Trading Day:	A day on which the Relevant Exchange is (or, but for the occurrence of a Market Disruption Event, would have been) open for trading, except for any day on which trading on the Relevant Exchange is scheduled to close prior to its regular weekday closing time.

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000.00

Form of notes:	Book-entry

Listing:	None

Issuer rating:	Aaa (Moody’s)/ AA+ (Standard & Poor’s)/ AAA (F.IBCA)

Failure to pay Redemption Amount when due:	In the event we fail to pay the Redemption Amount on the Maturity Date or on the Automatic Redemption Date, as applicable, any overdue payment in respect of the Redemption Amount of any note will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 a.m. (London time) on the first Business Day following such failure to pay. Such rate shall be determined by the calculation agent in its sole discretion. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

For the avoidance of doubt, this will not apply if the Redemption Amount is not paid on the Maturity Date as a result of a Settlement Disruption Event. See the definition of “Settlement Disruption Event” above for further details.

Acceleration:	If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner.

Other:	The notes do not pay interest and are not renewable notes, index linked notes, amortizing notes or zero coupon notes, each as described in the prospectus supplement. The notes will not be issued with an original issue discount, and there is no optional redemption or extension of maturity in connection with the notes.
      Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

RISK FACTORS
      Unlike ordinary debt securities, the return on the notes depends on changes in value of an equity security. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the price of the Reference Shares and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes do not pay interest. Also, your notes are not equivalent to investing directly in the Reference Shares. You should carefully consider the following risks before investing in the notes.

You may lose a significant part of your investment in the notes.

We will not repay you a fixed amount of principal on the notes at maturity, and we are not liable for any loss of principal that you may incur due to fluctuations in the market price of the Reference Shares.
      Your notes combine limited features of debt and equity. The terms of your notes differ from those of ordinary debt securities in that we will not pay you a fixed principal amount in cash at maturity if (a) the Final Reference Level is less than the Initial Reference Level and (b) the Knock-In Level Trigger has occurred. In such a circumstance, we will deliver to you a number of Reference Shares with a market value less than the Face Amount of your notes, and which value may be zero. In addition, your notes may be redeemed prior to the Maturity Date in connection with an Automatic Redemption.
      You may lose part or all of your investment if you sell the notes in the secondary market before they are redeemed. Even if the Redemption Amount is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

The notes are subject to automatic redemption and their appreciation potential is limited.
      The appreciation potential of the notes is limited by the automatic redemption feature to a maximum of 10.00% of the Face Amount for each year that the notes are outstanding, regardless of any greater positive performance of the Reference Shares. In addition, the automatic redemption feature of the notes may limit the term of your investment to as short as one year.

The formula for determining the Redemption Amount does not take into account all developments in the market price of the Reference Shares.
      As long as the Reference Shares trade above the Knock-In Level, changes in the market price of the Reference Shares during the term of the notes other than on the Determination Dates will not be reflected in the calculation of the Redemption Amount payable. As a result, you may lose a significant part of your investment even if the market price of the Reference Shares has risen at certain times during the term of the notes.

We may be unable to deliver Reference Shares on the Maturity Date.
      If certain events occur during the life of the notes, the notes will be redeemed by delivery of a number of Reference Shares in lieu of a cash payment on the Maturity Date. We do not presently hold the Reference Shares that would be delivered in such circumstances. If a Settlement Disruption Event occurs, we may be unable to provide the Reference Shares on the Maturity Date and the delivery of those Reference Shares may be delayed by as many as 60 days. If that occurs, you may not receive any payment (in Reference Shares or otherwise) on your notes for up to 60 days after the Maturity Date and will not be entitled to receive any additional payments, whether of interest or otherwise, as a result of the delay. See the definition of “Settlement Disruption Events” above for further details.

Past Reference Share performance is no guide to future performance.
      The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount, may bear little relation to the historical prices of the Reference Shares or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Reference Shares.

An increase in the market price of the Reference Shares may not increase the market value of your notes.
      Owning the notes is not the same as owning the Reference Shares. Accordingly, the market value of your notes may not have a direct relationship with the market price of the Reference Shares, and changes in the market price of the Reference Shares may not result in a comparable change in the market value of your notes. If the price per Reference Share increases above the Initial Reference Level, the market value of your notes may not increase. It is also possible for the price of the Reference Shares to increase while the market value of your notes declines.

As calculation agent, Deutsche Bank AG London will have the authority to make determinations that could affect the market value of your notes and the Redemption Amount you receive.
      As calculation agent for your notes, Deutsche Bank AG London will have sole discretion in making various determinations that affect your notes, including the Final Reference Level, the Redemption Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events and Adjustment Events. The exercise of this discretion by Deutsche Bank AG London could adversely affect the value of your notes and may present the agents with a conflict of interest of the kind described below under the heading “There may be conflicts of interest between you and the agents or their affiliates.”

You will have no shareholder rights in the Reference Shares.
      Investing in the notes is not equivalent to investing in the Reference Shares. Neither you nor any other holder or owner of notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Reference Shares by virtue of your holding notes.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Deutsche Bank Securities Inc.) is significantly less than the Face Amount of the notes.
      The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If the agents make a market in the notes, the price quoted by the agents would reflect any changes in market conditions and other relevant factors, and the quoted price could be lower or higher than the original issue price, and may be lower than the value of your notes as determined by reference to pricing models used by Deutsche Bank Securities Inc.
      If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by the agents. Furthermore, if you are able to sell your notes, you will likely be charged a commission for secondary market transactions, or the price you realize will likely reflect a dealer discount.
      There is no assurance that the agents or any other party will be willing to purchase your notes and, in this regard, the agents are not obligated to make a market in the notes.

The market price of your notes may be influenced by many unpredictable factors.
      The following factors, nearly all of which are beyond our control, will influence the market value of your notes, as well as the Redemption Amount:

•	the market price of the Reference Shares at any time, in particular, whether the market price of the Reference Shares has fallen to or below the Knock-In Level,

•	the dividend rate on the Reference Shares. While dividend payments on the Reference Shares, if any, are not paid to holders of the notes, such payments may have an influence on the market price of the Reference Shares and therefore on the notes,

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the Reference Exchange in particular,

•	interest and yield rates in the market,

•	the time remaining until your notes mature, and

•	our creditworthiness.
      These factors will influence the price you will receive if you sell your notes prior to maturity. If you sell your notes prior to maturity, you may receive less than the Face Amount of your notes. You cannot predict the future performance of the Reference Shares based on their historical performance.

Trading and other transactions by the agents or their affiliates in the Reference Shares may impair the value of your notes.
      The agents or one or more of their affiliates may hedge their obligations under the swap that Deutsche Bank AG London expects to enter into with us relating to the notes by purchasing Reference Shares, options or futures on the Reference Shares or other instruments linked to the Reference Shares, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Dates. The agents and their affiliates may also enter into, adjust and unwind hedging transactions relating to other notes whose returns are linked to the Reference Shares. Any of these hedging activities may adversely affect the market price of the Reference Shares and therefore the market value of your notes and the Redemption Amount we will pay on your notes. It is possible that the agents and their affiliates could earn substantial returns with respect to these hedging activities while the value of your notes declines.
      The agents and their affiliates may also engage in trading in the Reference Shares or instruments whose returns are linked to the Reference Shares for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of the agents or their affiliates could adversely affect the market price of the Reference Shares and, therefore, the market value of your notes and the Redemption Amount we will pay on your notes. We may also issue, and the agents and their affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the market price of the Reference Shares. By introducing competing products into the marketplace in this manner, we or the agents or their affiliates could adversely affect the market value of your notes and the Redemption Amount we will pay on your notes.

There may be conflicts of interest between you and the agents or their affiliates.
      As noted above, the agents and their affiliates expect to engage in trading activities related to the Reference Shares. These trading activities may present a conflict between your interest in your notes and the interests the agents and their affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the market price of the Reference Shares, could be adverse to your interests as a beneficial owner of your notes.

      The agents and their affiliates may, at present or in the future, engage in business with the issuer of the Reference Shares, including making loans to or equity investments in Home Depot or its affiliates or providing advisory services to Home Depot or its affiliates. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of the agents or their affiliates and your interests as a beneficial owner of notes. Moreover, one or more of the agents’ affiliates have published, and in the future expect to publish, research reports with respect to Home Depot. Any of these activities by the agents or any of their affiliates may affect the market price of the Reference Shares and, therefore, the market value of your notes and the Redemption Amount we will pay on your notes.

Antidilution protection is limited and adjustments to the terms of the notes may not match actual developments with regard to the Reference Shares.
      The calculation agent in its sole discretion will make adjustments to the Initial Reference Level and consequently the Knock-In Level and the Share Redemption Amount for certain events affecting the Reference Shares, including stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer of the Reference Shares or another party makes a partial tender or partial exchange offer for the Reference Shares. If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of your notes may be materially and adversely affected. See the definition of “Adjustment Events” above for further details.

We are not responsible for any disclosure by the issuer of the Reference Shares.
      We are not affiliated with Home Depot. All disclosures contained in this pricing supplement regarding Home Depot and the Reference Shares are derived from publicly available documents and other publicly available information. We have not participated in the preparation of these documents or made any due diligence inquiry with respect to Home Depot in connection with the offering of the notes. We do not make any representation that such publicly available documents or any other publicly available information regarding Home Depot are accurate or complete, and are not responsible for public disclosure of information by Home Depot, whether contained in filings with the SEC or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the public filings of Home Depot or the market price of the Reference Shares (and consequently the Initial Reference Level, the Knock-In Level and Redemption Amount), will have been publicly disclosed. Subsequent disclosure of any of these events or the disclosure of or failure to disclose material future events concerning Home Depot could affect the value received on any date with respect to your notes and, therefore, the trading prices of your notes. Any prospective purchaser of the notes should undertake an independent investigation of Home Depot as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.
      Home Depot is not involved in this offering of notes in any way, and has no obligation of any sort with respect to the notes. Thus, Home Depot has no obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to Home Depot in any way.

The Determination Dates and the Maturity Date may be postponed if a Market Disruption Event occurs.
      If the calculation agent in its sole discretion determines that a Market Disruption Event has occurred or is continuing on a Determination Date, that Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. As a result, the Automatic Redemption Date or the Maturity Date of your notes may be postponed, although not by more than five Business Days. Thus, you may not receive the Redemp-

tion Amount until several days after the originally scheduled due date. Moreover, if the Final Reference Level is not available on any Determination Date, as so postponed, because of a continuing Market Disruption Event or for any other reason, the calculation agent in its sole discretion will nevertheless determine the Final Reference Level based on its assessment, made in its sole discretion, of the value of the Reference Shares at that time.

Secondary trading in the notes may be limited.
      The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for the notes. In this regard, the agents and their affiliates are not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by the agents or their affiliates.

The U.S. Federal income tax treatment on the notes is uncertain, and the terms of the notes require you to follow the treatment that we will adopt.
      There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes. Pursuant to the terms of the notes, by purchasing the note, you agree with the Issuer to treat the notes as forward contracts under which we deliver on an Automatic Redemption, cash, or at maturity to the extent the notes have not been redeemed previously in connection with an Automatic Redemption either (a) a cash amount or (b) a number of the Reference Shares equal to the Share Redemption Amount and a cash amount in lieu of fractional shares (if any), depending on the Final Reference Level and whether the Knock-In Level Trigger has occurred, in exchange for a fixed purchase price. If the United States Internal Revenue Service (IRS) successfully argues that the notes should be treated differently, the timing and character of income on the notes may be affected and, among other things, you may be required to pay tax on deemed interest even though the notes will not bear interest. We are not requesting a ruling from the IRS with respect to the notes, and we cannot assure you that the IRS will agree with the conclusions expressed in this pricing supplement and in the accompanying prospectus supplement and prospectus under “Taxation in the United States.”

ADDITIONAL INFORMATION
Calculation agent
      We have initially appointed Deutsche Bank AG London as calculation agent for the purpose of determining the Final Reference Level and for all calculations and determinations regarding Market Disruption Events, Settlement Disruption Events, Adjustment Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent will be final and binding on us and you.
      The calculation agent will, as soon as practicable after receipt of any written request to do so, advise an investor of any determination made by it on or before the date of receipt of that request. The calculation agent will make available for inspection by investors copies of any of these determinations. Upon request, the calculation agent will also provide a written statement to an investor showing how the Redemption Amount per $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Deutsche Bank AG London
60 Wall Street, 4th Floor
New York, NY 10005
Attn: GED Trading
Telephone No. +1 212 250 4942
Facsimile No. +1 212 797 9365
Hypothetical examples
      In the tables below, we provide a range of hypothetical values for the Reference Shares on the Determination Dates. Based on these hypothetical Reference Share values, we illustrate a range of Redemption Amounts per $1,000.00 Face Amount of notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.
      The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date or Automatic Redemption Date. If you sell your notes prior to the Maturity Date or the Automatic Redemption Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.
      The tables below assume no Market Disruption Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.
      The market price of the Reference Shares has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Shares set forth elsewhere in this pricing supplement. For information about the price of the Reference Shares during recent periods, see “Reference Shares” below.
      If the notes are redeemed in connection with an Automatic Redemption, or the market price of the Reference Shares never falls to or below the Knock-In Level at any time during the regular business hours of the Relevant Exchange on any Trading Day during regular business hours of the Relevant Exchange on any Trading Day during the period from the Trade Date up to and including the final Determination Date, or if the Final Reference Level on the final Determination Date is equal to the Initial Reference Level, the Redemption Amount will be paid in cash.

      By contrast, if the notes are not redeemed in connection with an Automatic Redemption, the market price of the Reference Shares is equal to or less than the Knock-In Level at any time during regular business hours of the Relevant Exchange on any Trading Day during the period from the Trade Date up to and including the final Determination Date and the Final Reference Level is less than the Initial Reference Level on the final Determination Date, the Redemption Amount payment on the Maturity Date will be made in the Reference Shares (with fractional shares paid in cash).
      The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on each of the three Determination Dates. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

	Final Reference	Final Reference	Final Reference
	Level at	Level at	Level at
	[December 18,]	[December 17,]	[December 16,]	Redemption
	2006 as a	2007 as a	2008 as a	Amount as a
	percentage of	percentage of	percentage of	percentage of
	Initial Reference	Initial Reference	Initial Reference	$1,000.00 per note
Hypothetical Redemption Example	Level	Level	Level	purchase price

1	120%	N/A	N/A	110.00%
2	105%	N/A	N/A	110.00%
3	100%	130%	N/A	120.00%
4	90%	105%	N/A	120.00%
5	95%	100%	140%	130.00%
6	95%	90%	105%	130.00%
7	90%	85%	100%	100.00%
8	95%	85%	90%	100.00%
      In Examples 1-6 above, the price of the Reference Shares fluctuates over the term of the notes and closes above the Initial Reference Level on one of the three Determination Dates. However, Examples 1-6 produce different Redemption Amounts because the Final Reference Level exceeds the Initial Reference Level on different Determination Dates.

•	In Examples 1 and 2, the Final Reference Level is greater than the Initial Reference Level on the first Determination Date and the notes are automatically redeemed for $1,100.00 per note, representing a 10.00% increase above the Face Amount. This increase is less than, and unrelated to, the simple return on the Reference Shares of 20.00% in Example 1.

•	In Examples 3 and 4, the Final Reference Level is equal to (in Example 3) or less than the Initial Reference Level (in Example 4) on the first Determination Date and the notes are not automatically redeemed and remain outstanding. On the second Determination Date, the Final Reference Level has increased and is now greater than the Initial Reference Level and the notes are automatically redeemed for $1,200.00 per note, representing a 20.00% increase above the Face Amount. This increase is less than, and unrelated to, the simple return on the Reference Shares of 30.00% in Example 3.

•	In Examples 5 and 6, the Final Reference Level is equal to (in Example 5) or less than the Initial Reference Level (in Example 6) on each of the first two Determination Dates and the notes are not automatically redeemed and remain outstanding. On the final Determination Date, however, the Final Reference Level has increased and is greater than the Initial Reference Level and the notes are automatically redeemed for $1,300.00 per note, representing a 30.00% increase above the Face Amount. This increase is less than, and unrelated to, the simple return on the Reference Shares of 40.00% in Example 5.
      In Examples 7 and 8 above, the Final Reference Level on the first two Determination Dates is less than the Initial Reference Level and the notes are not automatically redeemed and remain outstanding until maturity. On the final Determination Date, the Final Reference Level is also less than (or equal to, in Example 7) the Initial Reference Level, but the market price of the Reference Shares has never fallen to or below the Knock-In Level, which is 80.00% of the Initial Reference Level. Accordingly, the notes are redeemed on the Maturity Date for $1,000.00 per note, their Face Amount.

      The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the final Determination Date. In these examples, the notes have not been automatically redeemed on the first two Determination Dates and the Knock-In Level Trigger occurred at some point during the life of the notes.

	Final Reference
	Level at	Redemption	Redemption
	[December 16,]	Amount (in cash)	Amount (in
	2008 as a	as a percentage	Reference Shares)
	percentage of	of $1,000.00	as a percentage of
	Initial Reference	per note	$1,000.00 per note
Hypothetical Redemption Example	Level	purchase price	purchase price*

9	105%	130.00%	N/A
10	100%	100.00%	N/A
11	90%	N/A	90.00%
12	50%	N/A	50.00%
13	0%	N/A	0.00%

*	These examples assume that the market price of the Reference Shares is the same on the Maturity Date as on the Determination Date.
      In Example 9, the Final Reference Level on the final Determination Date is greater than the Initial Reference Level and the notes are redeemed in cash on the Maturity Date for $1,300.00 per note, representing a 30.00% increase above the Face Amount. Even though the Knock-In Level Trigger occurred at some point during the life of the notes, the Redemption Amount is unaffected because the Final Reference Level on the final Determination Date was greater than the Initial Reference Level.
      In Example 10, the Final Reference Level on the final Determination Date is equal to the Initial Reference Level. Therefore, even though the Knock-In Level Trigger occurred at some point during the life of the notes, the notes are redeemed in cash on the Maturity Date for $1,000.00 per note, an amount equal to their Face Amount.
      In Examples 11-13, the Final Reference Level on the final Determination Date is less than the Initial Reference Level and the Knock-In Level Trigger occurred at some point during the life of the notes. Accordingly, the Redemption Amount is not paid in cash (in contrast with Example 8), but in a number of Reference Shares equal to the Share Ratio, the value of which on the Maturity Date is $900.00 in Example 11 and $500.00 in Example 12, representing a 10.00% and 50.00% decrease, respectively, below the initial investment. In Example 13, the Final Reference Level — and thus the Redemption Amount — is zero; accordingly, the Reference Shares paid as the Redemption Amount have a value of $0.00 on the Maturity Date and represent a 100.00% loss on the initial investment.
Same-day funds settlement and payment
      The initial settlement for the notes and all cash payments in respect of the notes will be made in immediately available funds.
      Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE REFERENCE SHARES
General
      Unless otherwise stated, all information contained herein on the Reference Shares and on Home Depot is derived from publicly available sources and is provided for informational purposes only.
      According to its publicly available documents, Home Depot is the world’s largest home improvement retailer and the second largest retailer in the United States, based on net sales for the fiscal year ended January 30, 2005. Most of its stores are either Home Depot stores or EXPO Design Center stores. Home Depot stores sell a wide assortment of building materials, home improvement and lawn and garden products and provide a number of services. Home Depot stores average approximately 106,000 square feet of enclosed space, with approximately 22,000 additional square feet in the outside garden area. EXPO Design Center stores sell products and services primarily for home decorating and remodeling projects. EXPO Design Center stores offer interior design products, such as kitchen and bathroom cabinetry, soft and hard flooring, window treatments and lighting fixtures.
      The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC by Home Depot pursuant to the Exchange Act can be located by reference to SEC file number 001-08207.
      In addition, information regarding Home Depot may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.
      This pricing supplement relates only to the notes offered hereby and does not relate to the Reference Shares or other securities of Home Depot. We have derived all disclosures contained in this pricing supplement regarding Home Depot from the publicly available documents described in the preceding paragraphs. Neither we nor the agents nor their affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to Home Depot in connection with the offering of the notes. Neither we nor the agents nor their affiliates make any representation that such publicly available documents or any other publicly available information regarding Home Depot are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Home Depot could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about Home Depot after the date of this pricing supplement.
      Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of Home Depot as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.

Historical Performance
      The Reference Shares are traded on the NYSE under the symbol “HD”. The following table sets for the published intra-day high, low and closing prices of the Reference Shares since December 31, 2002. We obtained the table below from Bloomberg without independent verification.
      Any historical upward or downward trend in the price of the Reference Shares during any period shown below is not an indication that the price of the Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of the Reference Shares. We cannot assure you that the future performance of the Reference Shares will result in your receiving the Face Amount of your notes or more on the Maturity Date or any Automatic Redemption Date. The actual performance of the Reference Shares over the life of the notes may bear little relation to the historical levels shown below.

Period	High	Low	Period End

2003
First Quarter	$25.80	$20.10	$24.36
Second Quarter	34.72	23.98	33.12
Third Quarter	34.99	30.10	31.85
Fourth Quarter	37.89	31.93	35.49
2004
First Quarter	$37.65	$34.70	$37.36
Second Quarter	37.84	32.34	35.20
Third Quarter	39.73	32.39	39.20
Fourth Quarter	44.30	38.31	42.74
2005
First Quarter	$43.27	$37.44	$38.24
Second Quarter	40.93	34.56	38.90
Third Quarter	43.98	37.14	38.14
Fourth Quarter (through November 11, 2005)	42.00	37.48	41.91
TAXATION IN THE UNITED STATES
      The following discussion supplements and, to the extent inconsistent with, replaces the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and you should read the following discussion in conjunction with the discussion in the prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. Federal income tax consequences that may be relevant to the ownership of the notes. This summary addresses only the U.S. Federal income tax considerations of U.S. Holders (as defined below) that acquire a note at its original issuance and that will hold that note as a capital asset.
      This summary does not address all U.S. Federal income tax matters that may be relevant to you. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation:

•	financial institutions,

•	insurance companies,

•	dealers or traders in securities, currencies or notional principal contracts,

•	tax-exempt entities,

•	regulated investment companies,

•	real estate investment trusts,

•	persons that will hold the notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes,

•	persons whose “functional currency” is not the U.S. dollar,

•	persons that own (or are deemed to own) 10% or more of our voting shares or interests treated as equity, and

•	partnerships, pass-through entities or persons who hold the notes through partnerships or other pass-through entities. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of a note. This summary also does not describe any tax consequences arising under the laws of any taxing jurisdictions other than the Federal income tax laws of the U.S. Federal government.
      This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), United States Treasury Regulations and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available on the date of this pricing supplement. All of these are subject to change, and any changes could apply retroactively and could affect the tax consequences described below.
      No statutory, administrative or judicial authority directly addresses the treatment of holders of the notes for U.S. Federal income tax purposes. As a result, we cannot assure you that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. You should consult your own tax advisors with respect to the U.S. Federal, state, local and foreign tax consequences of your acquiring, owning or disposing of the notes.
      In this summary, a “U.S. Holder” is a beneficial owner of a note that is, for U.S. Federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia),

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or

•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.
      As provided in United States Treasury Regulations, certain trusts in existence on August 20, 1996, that were treated as United States persons prior to that date that maintain a valid election to continue to be treated as United States persons also are U.S. Holders. If a partnership holds the notes, the U.S. Federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding a note, you should consult your tax advisor regarding an investment in the notes under its particular situation.
Consequences to U.S. Holders
      We intend to take the position that the notes will be treated for U.S. Federal income tax purposes as a forward contract that may be cash-settled or physically-settled depending on the Final Reference Level and whether the Knock-In Level Trigger has occurred and, by purchasing a note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the notes will be so treated. We also will take the position that at the time of issuance of your note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the stated maturity date to satisfy that obligation to the extent the notes have not been previously redeemed in connection with an

Automatic Redemption. Although you will be obligated to treat the purchase price as a deposit for U.S. Federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your note, but instead will be commingled with our other assets.
      Sale, Exchange, Cash Redemption or Other Disposition of the Notes. Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, cash-settlement in redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received (including any amounts received at maturity as a result of a cash settlement of the notes) and your adjusted tax basis in the notes. The gain or loss will be capital gain or loss. Prospective investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers that are individuals, trusts or estates and that held the notes for more than one year) and capital losses (the deductibility of which is subject to limitations).
      Physical Settlement in Redemption of the Notes. To the extent the Final Reference Level is below or less than the Initial Reference Level on the final Determination Date, the Knock-In Level Trigger has been met and we deliver the Reference Shares to you on the Maturity Date in a physical settlement of notes, you will not recognize any gain or loss in respect of the notes (other than in respect of any cash received in lieu of any fractional Reference Shares). You will have an adjusted basis in any Reference Shares received equal to the purchase price of your notes. Your holding period for any of the Reference Shares will start on the day after the delivery of the Reference Shares.
      In the event we deliver cash in lieu of fractional Reference Shares, you will generally recognize short-term capital gain or loss in an amount equal to the difference between the amount of cash you received in respect of the fractional shares and your basis in such shares determined by allocating your aggregate adjusted basis in the Reference Shares between the amount of cash received and the relative fair market value of the Reference Shares you actually received.
      Possible Alternative Treatment. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. The documentation of the notes as debt suggests that the IRS might seek to apply to the notes the United States Treasury Regulations governing contingent payment debt instruments (the Contingent Payment Regulations). If the IRS were successful in doing this, then, among other matters,

•	you would be required to accrue original issue discount on the note at a yield comparable to the yield at which we would issue similar noncontingent bonds, determined at the time of issuance of the notes, even though you will not receive any coupon payments on the note; and

•	on the sale, exchange, maturity, redemption or other taxable disposition of the notes, you would recognize ordinary income, or ordinary loss to the extent of your aggregate prior accruals of original issue discount and capital loss thereunder, rather than capital gain or loss.
      Even if the Contingent Payment Regulations do not apply to the notes, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences to you different from those described above. Under an alternative characterization of the notes, it is possible, for example, that notes could be treated as an investment unit consisting of a deposit paying interest at a rate we would pay on non-exchangeable senior notes maturing at the same time as the notes, plus a forward contract, in which case you would be required to accrue interest on the notes.
      The IRS and the Department of the Treasury recently issued proposed regulations that require the accrual of income on a current basis with respect to contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on these contracts, and requires current accrual of income with respect to some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS publishes future guidance requiring current economic accrual with respect to contingent payments on prepaid forward contracts, you may be required to accrue income over the term of the notes.
      You should review the “Taxation in the United States” section in the prospectus supplement and the prospectus for a further discussion of important U.S. Federal income tax considerations and consult your tax advisors as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which you are resident for tax purposes as well as under the laws of any applicable state, local or foreign jurisdiction.
SUPPLEMENTAL PLAN OF DISTRIBUTION INFORMATION
      The notes are being purchased by Deutsche Bank Securities Inc. and Deutsche Bank AG London (the agents) as principal, pursuant to a terms agreement dated as of [ ● ], 2005 between the agents and us. The agents have agreed to pay our out-of-pocket expenses of the issue of the notes.
      From time to time, the agents and their affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, the agents (or their affiliates) are our swap counterparties for a hedge of our obligation under the notes.